Exhibit 99.1

Scage Future Provides Business Update on Deliveries, Technology Portfolio and Growth Initiatives; Initiates Regular Investor Communication

NANJING, China, October 11, 2026 — Scage Future (Nasdaq: SCAG) (“Scage” or the “Company”), a provider of new energy and zero-emission heavy-duty commercial vehicles and e-fuel solutions, today provided an update on its commercial progress, technology portfolio and growth initiatives, together with a recap of its Nasdaq listing compliance status.

As previously disclosed, the Company is not currently in compliance with certain Nasdaq continued listing requirements. On June 11, 2026, the Company received notice from Nasdaq regarding the minimum bid price requirement, with a compliance period through December 8, 2026. On August 27, 2026, the Company received notices regarding the Market Value of Listed Securities requirement and the Market Value of Publicly Held Shares requirement, in each case with a compliance period through February 23, 2027. The Company has also received notice regarding the composition of its audit committee, with a remediation period through December 22, 2026. The Company’s American depositary shares continue to trade on The Nasdaq Global Market under the symbol “SCAG”, and none of these notifications has resulted in the immediate delisting or suspension of the Company’s securities. There can be no assurance that the Company will regain compliance with any of these requirements within the applicable compliance periods, and a failure to do so could result in the delisting of the Company’s American depositary shares from Nasdaq. The information in this announcement should be read together with the Company’s disclosure regarding these matters.

Since completing its business combination and listing in June 2025, the Company has focused on engineering, product certification and customer delivery and has not issued periodic operating updates. With this release, the Company is launching a program of periodic operating updates.

Commercial Progress

As of June 30, 2026, the Company had delivered a cumulative total of 203 vehicles since inception, comprising 154 autonomous port tractors, 47 Galaxy II plug-in hybrid trucks and 2 other vehicles. During the fiscal year ended June 30, 2026, the Company delivered 78 autonomous port tractors and 40 Galaxy II units and sold 466 vehicle energy storage systems to external customers. In the six months ended June 30, 2026, the Company received new orders for 43 vehicle units with an aggregate contract value of approximately RMB 26.86 million.

Delivered vehicles are in commercial operation across port, logistics, concentrated solar power and agricultural applications. The Company has a five-year capacity assurance framework agreement, entered into in July 2025, with Shanghai Westwell Technology Co., Ltd. (“Westwell”). In its prospectus filed with the Shenzhen Stock Exchange, Westwell identifies Nanjing Scage Automobile Technology Co., Ltd. (“Nanjing Scage”), an operating subsidiary of the Company in the People’s Republic of China (the “PRC”), as its largest raw material supplier in each of 2023, 2024 and 2025, and as one of its principal suppliers of vehicle chassis, frames and related components and of outsourced assembly. Westwell also states that its business has expanded to 30 countries and regions.

Technology and Intellectual Property

As of June 30, 2026, Nanjing Scage held 17 pending patent applications and 96 granted patents in the PRC, comprising 9 pending invention patent applications and 7 granted invention patents, 8 pending utility model applications and 87 granted utility model patents, and 2 granted design patents. Outside the PRC, Nanjing Scage is a joint registered owner of one granted patent: Canadian Patent No. CA 3154425, covering a drive apparatus and drive method for hybrid trucks, granted in April 2026. The Company’s electric drive axle technology is protected under Chinese invention patent ZL202210355042.1, covering a multi-in-one integrated commercial vehicle electric drive axle and granted in December 2025, and under Chinese utility model patents ZL202322430283.0 and ZL202122739062.2, each held by Nanjing Scage. Nanjing Scage also holds 10 registered software copyrights and 19 registered trademarks, of which 15 are registered in China and 4 outside China (three in Thailand and one in the European Union).

Thirty-four of the Company’s 85 employees, or approximately 40%, are engaged in research and development. The Company operates a 1,234-square-meter research, development and testing facility in Nanjing. The Company’s core technologies, including its intelligently distributed hybrid power (“IDHP”) system, solid oxide electrolysis cell (“SOEC”) hydrogen production and L4 intelligent drive-by-wire chassis, are developed by its operating subsidiaries in the PRC. As of June 30, 2026, the Company held granted Chinese patents covering its integrated dual-motor heavy-truck electric drive axle, an SOEC test apparatus and its drive-by-wire chassis, and had three pending invention patent applications relating to SOEC technology.

Manufacturing and Quality Systems

Nanjing Scage is recorded as a powertrain manufacturer for plug-in hybrid heavy-truck models listed in the Announcement of Road Motor Vehicle Manufacturers and Products published by the Ministry of Industry and Information Technology of the PRC. Vehicle assembly is carried out with established original equipment manufacturers, including Anhui Wuchuan Feicai. The Company also holds ISO 9001, ISO 14001 and ISO 45001 certifications and is recognized as a High and New Technology Enterprise (Certificate No. GR202432005986, issued November 2024).

Partnerships

In July 2026, the Company entered into a comprehensive strategic cooperation agreement with Dongfeng Liuzhou Motor Co., Ltd. covering brand cooperation, joint product development and overseas market cooperation.

Growth Initiatives

The Company is developing three initiatives alongside its existing vehicle business. First, in December 2025, Scage (Hong Kong) Limited, a subsidiary of the Company, entered into an investment cooperation agreement with the Anci District People’s Government of Langfang, Hebei Province, for an integrated renewable power, hydrogen production and heavy-truck manufacturing project. Under the agreement, the project comprises three elements: (i) a heavy-truck and core component manufacturing base together with headquarters and research and development facilities, (ii) a hydrogen energy network project, and (iii) a wind-power green electricity and energy storage project. The district government is to allocate a 200 MW wind power quota in accordance with the requirements of higher-level government authorities, to provide energy supply support for the hydrogen energy network project that the Company plans to develop.

Second, in March 2026, Scage (Hong Kong) Limited, a subsidiary of the Company, acquired a 10% equity interest in Huangshan Tafu Intelligent Agricultural Machinery Equipment Co., Ltd., a company based in Huangshan, Anhui Province, that applies the Company’s L4 intelligent drive-by-wire chassis and autonomous driving technology to electric tractors.

Third, the Company is in the process of developing an overseas supply-chain model under which core components are exported for local assembly rather than exporting complete vehicles. The Company intends to describe its operating structure and each of its business lines more fully in a subsequent press release.

Financial Reporting

The Company’s fiscal year ended on June 30, 2026. Audited results for fiscal year 2026 will be reported in the Company’s annual report on Form 20-F, which the Company expects to file within the period prescribed by applicable rules. All operating data contained in this release is unaudited and derived from the Company’s internal records. The Company’s most recently reported financial results, including revenue and profitability data for fiscal year 2025, are available in its annual report on Form 20-F. Results for the six months ended December 31, 2025, are available in its report on Form 6-K furnished on June 30, 2026.

Management Commentary

“Since listing, we have focused our resources on engineering, certification and delivering vehicles to customers. With 203 vehicles now delivered and a growing technology portfolio, we intend to report on our operations on a more regular basis. Going forward, we are committed to providing periodic operating updates so that shareholders have timely information about the Company,” said Chao Gao, Chairman and Chief Executive Officer of Scage Future.

About Scage Future

Scage Future (Nasdaq: SCAG) is a Cayman Islands holding company whose operating subsidiaries develop and manufacture new energy heavy-duty commercial vehicles and e-fuel solutions. Headquartered in Nanjing, China, the Company’s product portfolio spans battery electric, plug-in hybrid and hydrogen-electric heavy trucks for port, mining, long-haul logistics and agricultural applications, together with SOEC hydrogen production technology. For more information, visit ir.scagefd.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the expected filing of the Company’s annual report on Form 20-F, the development and progress of the Company’s growth initiatives (including the Langfang hydrogen production project, the agricultural machinery venture and the overseas supply-chain model), the allocation of the 200 MW wind power quota by the district government, the conversion of orders received into revenue and the timing of any such revenue, the Company’s expectations regarding its supply relationship with Westwell, the Company’s ability to regain and maintain compliance with applicable Nasdaq continued listing requirements and the Company’s expectations regarding its capital requirements and sources of funding, the expected benefits of the Company’s strategic cooperation with Dongfeng Liuzhou Motor Co., Ltd., the Company’s intention to establish a program of periodic operating updates and the Company’s intention to provide further disclosure regarding its operating structure and business lines in a subsequent release. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set out in Item 3.D. “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 and in the Company’s subsequent filings with, and reports furnished to, the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this announcement include, among others: the Company’s ability to regain and maintain compliance with Nasdaq continued listing requirements, including the minimum bid price, Market Value of Listed Securities, Market Value of Publicly Held Shares and audit committee composition requirements, and the risk that the Company’s securities are delisted; the Company’s need for substantial additional capital to fund its operations and the projects described in this announcement, and the availability of such capital on acceptable terms or at all; the Company’s limited operating history, history of net losses and ability to achieve or sustain profitability; the risk that orders received are cancelled, deferred or modified or do not convert into revenue; the Company’s dependence on a limited number of customers, including Westwell, and on third-party manufacturers for vehicle assembly; risks relating to the development and commercialization of the Company’s SOEC hydrogen production and L4 intelligent drive-by-wire chassis technologies, which are not in commercial production; the risk that framework and cooperation agreements, including the Langfang investment cooperation agreement and the Dongfeng Liuzhou cooperation agreement, do not result in definitive agreements or do not produce the anticipated benefits; the Company’s ability to obtain and maintain required PRC governmental approvals, permits, certifications and product listings; the risk that the unaudited operating data in this announcement differs from the audited results reported in the Company’s annual report on Form 20-F; risks relating to the conduct of substantially all of the Company’s operations in the PRC, including changes in PRC law and policy, PRC governmental oversight of overseas listings and offerings by PRC-based issuers and the Holding Foreign Companies Accountable Act; and competition in the new energy commercial vehicle market. The forward-looking statements in this announcement speak only as of the date of this announcement.

Investor & Media Relations Contact

Scage Future
Investor Relations
Emily Wang
Head of Investor Relations
Email: scageIR@scagefd.com

Media Relations
Tyche Advisory Limited
Jenny Lam
Email: scage@tycheglobal.com

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